November 9, 2015

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Kevin W. Vaughn, Branch Chief, Office of Financial Services

Re:	Credicorp Ltd.
Form 20-F for Fiscal Year Ended December 31, 2014
Filed April 28, 2015
File No. 001-14014

Dear Mr. Vaughn:

We are in receipt of your comment letter dated October 21, 2015 and addressed to Mr. Fernando Dasso. In that connection, we advise you that the company is preparing a response to the Staff’s comment letter. We have been in contact with the Staff, through our lawyer Mr. Gregory Harrington of Arnold & Porter LLP, and we request an extension to present our response letter. We require additional time to undertake the requested reconciliation with our accounting staff and anticipate providing a comprehensive response no later than November 18, 2015.

Should you have any questions regarding our proposed response date, please contact me at +51 1 313 2140 or Ms. Giuliana Cuzquen (Head of Investor Relations) at +51 1 313 2170.

Sincerely,

Fernando Dasso

Chief Financial Officer